

March 23, 2012

Via E-mail
Mr. R. Mark Graf
Executive Vice President and CFO
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

Re: **Discover Financial Services**
        Form 10-K for Fiscal Year Ended November 30, 2011
        Filed January 26, 2012
        File No. 001-33378

Dear Mr. Graf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2011

Liquidity Management, page 80

1. We note your disclosure in footnote (5) that the amount excludes investments accounted for in the liquidity portfolio that were pledged to the Federal Reserve as of November 30, 2011. Please tell us why your liquidity portfolio would include securities that have been pledged to others. Please also quantify the amount of any other securities included within your liquidity pool that have been pledged to others. Additionally, given the ability of the liquidity

portfolio to fluctuate on a daily basis, please also disclose the average balance outstanding during the period.

Contractual Obligations and Contingent Liabilities and Commitments, page 82

2. We note from footnote one to your contractual obligations tabular disclosure that deposits obligations do not include interest charges. We also note your disclosure on page 77 that shows your outstanding certificate of deposit and savings deposit balances as of November 30, 2011, which presumably are all interest-bearing. Please tell us the basis for your conclusion to exclude interest on deposits within the amount shown here.

3. We note your disclosure here related to your purchase of private student loans both directly from Citi and via your acquisition of Student Loan Corporation (SLC), including the fact that these loans were originally recorded as purchased credit impaired (PCI) loans and were recorded at fair value without a related allowance for loan losses. Regarding private student loans that have been purchased, or will be purchased, from Citi subsequent to your acquisition of SLC, please tell us whether Citi provides any guarantee or other form of support for these loans. Please also tell us whether you have any oversight or control regarding the underwriting or credit terms of these loans and/or the borrowers that Citi chooses to lend to under this agreement. Please tell us how you consider these facts when evaluating your PCI loans for impairment in future periods as well as for loans purchased under this agreement which are not considered to be PCI loans (i.e. loans purchased subsequent to your acquisition of SLC).

4. Please tell us how you determined the estimated loans to be purchased under this agreement with Citi, which you disclose on page 83 as between $1.0 billion and $1.5 billion over the life of the agreement.

Note 3. Summary of Significant Accounting Policies, page 93
To-be-announced Investment Securities, page 93

5. We note your disclosure here related to to-be-announced (TBA) investment securities, which are forward contracts for regular-way purchases of government agency securities. Please tell us how you were able to conclude that these financial instruments should be accounted for as either held-to-maturity or available-for-sale investment securities rather than as derivative instruments. Please provide us with a detailed assessment of your accounting analysis including the accounting guidance you relied on in forming your conclusion.

Note 6. Loan Receivables, page 107
Credit Quality Indicators, page 107

6. We note your presentation of refreshed FICO scores for your customers as of November 30, 2011, segregated between FICO scores of 660 and above and less than 660 or no score. We

also note that the vast majority of your customers fall within the 660 and above category. Given the wide range of FICO scores included in the 660 and above category, and the fact that the vast majority of borrowers fall within that category, please tell us whether you have considered disaggregating this category further to give additional insight into the credit quality of your customers.

Note 28 – Quarterly Results (unaudited), page 153

7. We note that your provision for loan losses increased substantially during the fourth quarter of 2011. For example, the provision increased by $221 million compared to third quarter of 2011 and increased $145 million compared to the second quarter of 2011. In light of your disclosure in your Form 8-K furnished on December 15, 2011 about the continuously improving delinquency rates for your credit card portfolio, and much lower net charge-off rates, please discuss the drivers of the increased provision for loan losses during the fourth quarter of 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant